July 9, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	Unum Group

Form 10-K for the fiscal year ended December 31, 2006

File Number 001-11294

Dear Mr. Rosenberg:

In response to your letter dated July 5, 2007 and my subsequent follow-up discussion with Mr. Jim Peklenk, we will respond to your comments on or before August 1, 2007.

Sincerely,

Vicki Corbett

Vice President and Controller

cc: Mr. Jim Peklenk, Staff Accountant, Division of Corporation Finance